

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2013

Via E-mail
John Cecil
Chief Executive Officer
Kallo Inc.
15 Allstate Parkway, Suite 600
Markham, Ontario, Canada

> **Re:** **Kallo Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 1, 2013**
> **File No. 333-184572**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 000-53183**

Dear Mr. Cecil:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated March 4, 2013. We understand the nature of the transaction is a "put" by which Kodiak Capital Group has an obligation to purchase securities you put to them, but that Kodiak Capital Group has no similar enforceable right or recourse against you. However, Item 3.02 also provides that you file an 8-K within four days of you entering into an arrangement under which equity securities are to be sold. Considering your agreement appears to constitute such an arrangement, please file your Form 8-K or advise why you believe you are not required to do so.

Fees Paid to Kodiak Capital, LLC

2. We note your response to comment 6 in our letter dated March 4, 2013. Your disclosure here refers to such shares as "held in trust to mitigate any risk in the event of non-performance of Kodiak Capital Group." But your response to comment 8 indicates that these shares were issued as "compensation." Please clarify the purpose for issuing such shares. Please also tell us when the oral agreement was made. Given the fact that the Investment Agreement indicates that the Agreement is final and no provision of the Agreement may be amended, it is unclear how this provision was implemented without violating the Investment Agreement.

Capital Requirements, page 9

3. Based on the analysis you have provided, the ownership limitations to which Kodiak is subject, and the six month window for you to put shares to Kodiak Capital Group, it appears that it will be difficult for you to obtain all $2,000,000 available to you under the Investment Agreement. In light of these circumstances, please revise Risk Factor 4 on page 12 to provide further details of the risk of not raising all $2,000,000, the impact on your business and whether you will need to seek additional capital in the near term.

Management's Discussion and Analysis or Plan of Operations, page 20

4. We reviewed your response to comment 12 in our letter dated March 4, 2013 and the revisions to your disclosure. Please revise your disclosure in the last paragraph on page 20 to clarify: (i) whether the reasonable funding requirement of $2 million is estimated to fund your operations and capital requirements over the next twelve months; and (ii) why you believe that you will not require additional funding.

Results of Operations, page 26

From Inception on December 12, 2006 to December 31, 2012, page 26

5. We note that the amount of the loss from inception disclosed in the fourth paragraph on page 26 does not agree to your financial statements. Also, the loss from inception disclosed in the fourth paragraph on page 28 and in the sixth paragraph on page 29 do not agree to your financial statements. Please revise or advise.

6. We noted that the transactions disclosed in the eighth and tenth paragraphs on page 27 do not agree to the disclosures in your financial statements. Please revise or advise.

Executive Compensation, page 38

7. We note your response to comment 15 in our letter dated March 4, 2013. We reissue our comment. Please see Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K

and provide the required disclosure of all assumptions made in the valuation of the stock awards.

8. We note your response to comment 16. Please provide greater details concerning the exchange of shares for amounts owed officers and directors. In this regard, please disclose which officers and directors received how many shares in exchange for how much cash compensation due them.

Certain Transactions, page 42

9. Please disclose the number of shares of common stock issued to directors and officers and their family during fiscal 2012 and the consideration received thereof. In this regard we note that you discuss some of these transactions on page 38.

Financial Statements, page 46

Report of Independent Registered Public Accounting Firm, page F-1

10. We reviewed your responses to comments 18 and 19 in our letter dated March 4, 2013 and the report of your independent registered public accounting firm, which refers to the predecessor auditors' report. Since your current auditor refers to the reports of predecessor auditors who audited portions of the amounts from inception, the predecessor auditors' reports and consents are required to be included in the filing. If it is impracticable to obtain the necessary audit reports and appropriate consents, you may request a waiver from CF-OCA of the audit requirement. If a waiver of the audit requirement is obtained, the amounts from inception should be labeled as unaudited. Please refer to Auditing Standards AU Section 508.

11. Please have your independent registered public accounting firm revise its report to provide an opinion on your financial statements as of December 31, 2011 and for the year then ended.

Notes to Consolidated Financial Statements, page F-6

Note 1 – Organization and Going Concern, page F-6

12. The amount of the accumulated deficit disclosed in the first paragraph does not agree to your financial statement. Please revise or advise.

Note 2 – Accounting Policies and Operations, page F-7

Note 3 – Common Stock, page F-13

13. Please tell us how the shares of common stock issued to a consultant for marking services disclosed in the next to last paragraph on page F-14 is classified in the statements of cash flows.

14. We reviewed your response to comment 34 in our letter dated March 4, 2013. However, we note that you did not disclose how you determined the fair value of subscription option asset, including the method used and related assumptions as stated in your response. As previously requested, please disclose how you determined the fair value of the subscription option asset, including the method used and related assumptions.

Note 8 – Rophe Acquisition, page F-18

15. We reviewed your response to comment 26 in our letter dated March 4, 2013, and note that you have not provided the requested information. Therefore, we re-issue our comment in its entirety. Please tell us the following:

- your basis in GAAP for applying a 15% discount to the closing share price to determine the fair value of restricted stock issued to Rophe shareholders;

- your basis in GAAP for valuing the shares issued to Rophe shareholders to settle the cash payments required under the agreement dated December 11, 2009 based on the closing share price on December 11, 2009 rather than the closing share price on the date the shares were issued pursuant to the amended agreement dated March 16,2010;

- the closing price of your common stock on March 16, 2010, or date of issuance of the shares if later, and the amount of the gain or loss had you accounted for the extinguishment of acquisition obligations payable based on the closing stock price on the date the shares were issued; and

- the status of the acquired business and technology acquired on the acquisition date, including a discussion of developed software, software and development projects in process, other technology-based assets and contractual agreements.

Note 13 – Commitments and Contingencies, page F-20

Contingent liability, page F-21

16. We reviewed your response to comment 28 in our letter dated March 4, 2013 and the revisions to your disclosure. As previously requested, please tell us whether the Longstaff model of valuing stock-based compensation for income tax purposes is a model accepted by tax authorities. Please also tell us the circumstances under which you would be obligated to pay income taxes on stock-based compensation if the taxing authorities object to the

valuation model used to estimate the value of stock-based awards and/or the estimated liability for withholding taxes. In addition, tell us whether the likelihood of taxing authorities objecting to your valuation is probable, reasonably likely or remote.

Exhibits

17. We note your discussion of the Memorandum of Understanding that you executed with the Ministry of Health of the Republic of Ghana on page 21. Please filed a copy of this memorandum as an exhibit to your next amendment.

Exhibit 23.1 – Consent of Independent Registered Accounting Firm

18. Please revise to refer to the statements of operations and comprehensive loss rather than the statements of expenses.

Form 10-K for Fiscal Year Ended December 31, 2012

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

19. It appears that the Registration Statement on Form S-8 filed June 27, 2011, File No. 333-175152, was omitted from the consent. Please revise or advise.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director